Exhibit A

IROQUOIS VALLEY FARMLAND REIT, PBC

NON-EMPLOYEE DIRECTOR COMPENSATION POLICY

Adopted by the Board: June 3, 2022

Each member of the Board of Directors (the “Board”) of Iroquois Valley Farmland REIT, PBC (the “Company”) who is a Non-Employee Director of the Company will receive the compensation described in this Non-Employee Director Compensation Policy (this “Policy”) for their Board service, subject to the terms and conditions set forth herein.

For purposes of this Policy, a “Non-Employee Director” is a director who has not, during the preceding year a) served as an employee or executive officer of the Company or its affiliates, or b) otherwise provided services to the Company or its affiliates in a capacity other than as a director for compensation totaling $15,000 or more, unless otherwise approved by the Board. A “Non-Director Independent Committee Member” is an individual serving on an approved and chartered committee of the Board who is not a director, but otherwise meets the definition of Non-Employee Director.

1.	Philosophy.

This Policy is designed to attract and retain a diverse group of experienced and talented individuals to serve on the Company’s Board and committees in order to best achieve our public benefit purpose and promote the best interests of all of the Company’s stakeholders. Under this Policy, Non-Employee Directors receive cash and equity compensation to recognize the contribution of their service to the Company, their level of responsibility, and the necessary time commitment involved in serving in an additional leadership role and/or on committees. And we believe that providing equity compensation to Non-Employee Directors in addition to cash provides an incentive to act to maximize long-term stockholder value instead of short-term gain.

2.	Cash Compensation.

Each Non-Employee Director will receive the following annual cash retainers for service on the Board:

a.	Annual Retainer for All Non-Employee Directors. $25,000.

b.	Roles Meriting Additional Cash Compensation. The following annual retainer amounts shall be in addition to the annual retainer for Non-Employee Directors and awarded to any individual (Non-Employee Director or Non-Director Independent Committee Member) serving in the following roles:

i.	Chairperson of the Board: $5,000;
ii.	Vice-Chairperson of the Board: $3,000;
iii.	Service on an approved and chartered committee of the Board: $3,000; and
iv.	Chairperson of an approved and charted committee of the Board: $1,000.

c.	Payment Terms. All cash compensation shall accrue and be payable in arrears on a quarterly basis at the end of each calendar quarter of service. Individuals assuming a role entitling that individual to cash compensation under this Policy shall begin accruing such compensation as of the date that they take office.

3.	Equity Compensation.

a.	Amount. Each Non-Employee Director will receive an annual equity award of common stock of the Company in an amount equal to $5,000 in value. The value of the stock to be awarded under this Policy will be the most recently publicly announced share value of the Company’s common stock.

b.	Grant and Vesting. Shares will be granted each year on the date of the Company’s annual meeting of the stockholders and shall vest at the next year’s annual meeting of the stockholders. Where a Non-Employee Director’s service terminates prior to vesting for any reason, all unvested shares shall be immediately cancelled. If a new Non-Employee Director is elected or appointed to the Board at a time other than at the annual stockholder meeting, then their equity award shall be prorated assuming exactly 12 months between each annual stockholder meeting.

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c.	Conditions of Grant. Each equity award shall be granted only pursuant to the terms of a qualified SEC Regulation A Offering of the Company’s common stock or, if the Company ever adopts an equity incentive plan (an “EIP”), under the terms of that EIP. Where the Company has a qualified SEC Regulation A Offering of common stock and an EIP, equity compensation issued a result of this policy shall be issued pursuant to the terms of the EIP.

d.	Remaining Terms. The remaining terms and conditions of each stock award under this Policy, will be as set forth in a stock award notice and agreement, in the form adopted from time to time by the Board or authorized committee of the Board (an “Authorized Committee”) or, if applicable, the restricted stock award notice and agreement provided under an EIP.

4.	Ability to Decline or Donate Compensation.

Any individual entitled to compensation under this Policy may decline all or any portion of such compensation by giving notice to the Company prior to the date cash is to be paid or equity awards are to be granted, as the case may be.

Any individual entitled to compensation under this Policy may direct the Company to remit some or all of their cash compensation directly to a non-profit organization of that individual’s choosing.

5.	Expenses.

The Company will reimburse directors for ordinary, necessary, and reasonable out-of-pocket travel expenses to cover in-person attendance at and participation in Board meetings and shareholder meetings.

6.	Implementation and Effectiveness.

Subject to the other terms of this Policy, Non-Employee Directors shall be eligible for cash compensation beginning January 1, 2022, and for equity compensation beginning at the 2022 annual meeting of the stockholders. Non-Director Independent Committee Members, if any, shall be eligible for cash compensation beginning January 1, 2022.

7.	Review and Amendments.

This Policy may be amended or modified, or any provision of it waived, at any time in the sole discretion of the Board or Authorized Committee. The Board or Authorized Committee will generally review director compensation every other year, although such review may occur at any time. This Policy, as amended from time to time, should take into account:

·	the time commitment expected of Non-Employee Directors and Non-Director Independent Committee Members;
·	best practices in board member compensation;
·	the economic position of the Company;
·	broader economic conditions;
·	public benefits produced by the Company;
·	the Company’s ability to operate in a responsible and sustainable manner;
·	the best interests of all stakeholders materially affected by the Company’s activities, including but not limited to Company shareholders, employees, and farmers;
·	the Company’s specific public benefit purpose, namely, enabling healthy food production, soil restoration, and water quality improvement through the establishment of secure and sustainable farmland access tenures;
·	the Company’s diversity, equity, and inclusion goals;
·	market rates of board member compensation;
·	historical compensation structure;
·	the advice of any compensation consultant that the Board or Authorized Committee may retain from time to time, if any; and
·	the potential dilutive effect of equity awards on our stockholders.

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